FORM AW


                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



           REQUEST FOR WITHDRAWAL PURSUANT TO RULE 477
                 UNDER THE SECURITIES ACT OF 1933


             Institutional International Funds, Inc.

          Consisting of the Series: Foreign Equity Fund


                        WITHDRAWAL REQUEST

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it requests to withdraw FORM
485BPOS for the Institutional International Funds, Inc., dated May 1, 1998, filed on April 27, 1998; CIK: 0000852254; Post-Effective Amendment #3;
Amendment #4; File Numbers 033-29697/811-05833, ACCESSION #0000871839-98-000069.
This fund's CIK was input in error in the submission header for the filing of Institutional Equity Funds, Inc.

                            SIGNATURE

     Pursuant to the requirements of Rule 477 under the Securities Act of 1933, the registrant has caused this request for withdrawal to be duly executed on its behalf in the City of Baltimore and the State of Maryland on the 28th day of April, 1998.


                           Institutional International Funds, Inc.



                       By: /s/Henry H. Hopkins
                           _____________________________________
                           Henry H. Hopkins, Vice President

April 28, 1998

Ruth Sanders, Esq.
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re: Institutional International Funds, Inc., consisting of the series: Foreign Equity Fund
    File Numbers: 033-29697/811-05833


Dear Ms. Sanders:

    We are hereby filing, with respect to the above-referenced Registrant, a withdrawal request on Form AW.

    If you have any questions, please contact me at 410-345-6601, or, in my absence, Cheryl Emory at 410-345-6877.

                             Sincerely,


                             /s/Forrest R. Foss
                             Forrest R. Foss